Exhibit 99.1

RBC TO SELL ITS JAMAICAN BANKING OPERATIONS

TORONTO, January 29, 2014 — Royal Bank of Canada (RY on TSX and NYSE) today announced that it has entered into a definitive agreement to sell RBC Royal Bank (Jamaica) Limited and RBTT Securities Jamaica Limited (collectively “RBC Jamaica”) to Sagicor Group Jamaica Limited. The transaction is subject to customary closing conditions, including regulatory approvals and is expected to be finalized in the coming months.

“Consistent with our strategy of being a competitive leader in the markets where we operate, we determined after a careful and thorough review that the best decision for the long-term future success of RBC Jamaica was to sell it to Sagicor,” said Suresh Sookoo, CEO of RBC Caribbean. “Sagicor is a well established financial franchise in Jamaica with the size, scale and complementary capabilities that RBC Jamaica does not currently possess.”

“RBC has operated in the Caribbean for over 100 years and remains committed to this region. This transaction will allow us to successfully reposition our Caribbean business for the future and focus on regions where we have significant market share,” said Dave McKay, group head, Personal & Commercial Banking, RBC. “We are focused on strengthening our business performance, service and competitiveness in markets where we can be a leading competitor over the long term.”

While financial terms of the transaction were not disclosed, the purchase price approximately reflects the book value of RBC Jamaica. RBC expects the transaction to result in an estimated loss of C$60 million (before and after-tax) as a result of International Financial Reporting Standards, largely related to an estimated writedown for the proportionate share of RBC Jamaica goodwill and other intangibles acquired by RBC in connection with its acquisition of RBTT Financial Group in 2008. The transaction is not expected to have a material impact on RBC’s Basel III Common Equity Tier 1 ratio.

The loss is based on current estimates and is subject to change and will be reflected in the results of the first quarter ending January 31, 2014. RBC will release its first quarter 2014 results and host an earnings conference call on February 26, 2014.

About RBC

Royal Bank of Canada (RY on TSX and NYSE) is Canada’s largest bank and one of the largest banks in the world, based on market capitalization. We are one of North America’s leading diversified financial services companies, and provide personal and commercial banking, wealth management services, insurance, investor services and capital markets products and services on a global basis. We employ approximately 79,000 full- and part-time employees who serve more than 15 million personal, business, public sector and institutional clients through offices in Canada, the U.S. and 44 other countries. For more information, please visit rbc.com.

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Forward-Looking Statements

Certain statements contained in this press release may be deemed to be forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. These forward-looking statements include, but are not limited to, statements with respect to the loss relating to the sale of RBC Jamaica expected to be reflected in our first quarter 2014 financial results. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “should”, “could” or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our forward-looking statements, including statements about the loss relating to the sale of RBC Jamaica expected to be reflected in our first quarter 2014 financial results, will not be achieved. We caution readers not to place undue reliance on these statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control and the effects of which can be difficult to predict – include: credit, market, liquidity and funding, insurance, regulatory compliance, operational, strategic, reputation and competitive risks and other risks discussed in the Risk management and Overview of other risks sections of our 2013 Annual Report; the impact of regulatory reform; the business and economic conditions in Canada, the United States and certain other countries in which we operate; the effects of changes in government fiscal, monetary and other policies; and judicial or regulatory judgments and legal proceedings.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Material economic assumptions underlying the forward looking statements contained in this press release are set out in the Overview and outlook section and for each business segment under the heading Outlook and priorities in our 2013 Annual Report. Additional information about these and other factors can be found in the Risk management and Overview of other risks sections of our 2013 Annual Report. Except as required by law, we do not undertake to update any forward-looking statement contained in this press release.

For more information, please contact:

Investor Relations Contacts:

Karen McCarthy, Director, Investor Relations, karen.mccarthy@rbc.com, 416-955-7809

Robert Colangelo, Associate Director, Investor Relations, robert.colangelo@rbc.com, 416-955-2049

Media Relations Contacts:

Wojtek Dabrowski, Director, Communications, wojtek.dabrowski@rbc.com, 416-974-3718